Exhibit 99.1

2019-04-03

PRESS RELEASE

Short report of the status of the review in Oasmia

Two weeks ago, March 19th, the Extra General Meeting in Oasmia elected a new Board on the initiative of the main owner Arwidsro. The new Board has since then taken control over the Company and started implementing new governance and initiated due diligence of the most important matters determining the value of the Company. (Italicized below from press release, March 21).

1)	A review of product and distribution strategy to ensure that Oasmia will succeed as planned. To increase possibilities to transform Company from a developing into a commercially successful life science company.

A review of products and marketing strategies have started. The market launch team for Apealea has been installed, in a first step developing the road map to commercialization. In this context we are reviewing production and logistics. Review of the status of the planned S1 filing for Advavet has been carried out together with Advavet’s newly employed CEO and its Board. Further information and assessments are necessary in order to finalize a timetable for this process.

2)	To review the value of the Company, including the value of the Company including the assets and liabilities. To ensure the correctness in and off the Balance sheet.

Our new interim CFO has started a financial due diligence. The review is aimed to be finalized in connection with the year-end report.

3)	To review also the related transactions between different interested parties, such as closely related parties to ensure that the Company’s rights has correctly been taken into account in the accounting and can do so going forward.

The review is ongoing and is aimed to be finalized in connection with the year-end report.

4)	To review the transactions that have been made of issues of shares, options and convertibles. That these transactions have been made diligently so that all shareholders rights have been taken into account. To see that policies will be adopted for these rights to be taken into account in the future.

The review is ongoing and is aimed to be finalized in connection with the year-end report.

5)	To make sure that there are resources and measures to strengthen the communication to be transparent and correct going forward.

The Board has decided to upgrade the communication with the shareholders. The web-site will be improved, and a list of the largest shareholders, among other things, will be published each month.

These reviews and measures will be continued in-depth and with support from external experts. The result of these reviews will continuously be reported to shareholders and other stakeholders when they arise in accordance to markets policies.

In addition to the Market Launch Team for Apealea, the Board has decided to install a Scientific and Business Advisory Board. First potential members have been identified. Announcement of this Board composition will be made when complete.

- I am happy that we have done the first important step towards commercialization. We have installed our Market Launch Team for Apealea. I appreciate the great support the Board gets from the Management Team, and from the whole Company. The spirit and knowledge within the Company is an inspiring source for the Board’s work. We will continue to keep our shareholders updated, says the Chairman Jörgen Olsson.

For further information, please e-mail:

IR@oasmia.com

Note to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information was submitted for publication, through the agency of the contact person set out above, at 08:30 CET on 3 April 2019.